82-02435

HAWKEYE
GOLD & DIAMOND INC.

(Unaudited – Prepared by Management)
Consolidated Financial Statements for the Second Quarter ended November 30, 2006;
Notes to the Consolidated Financial Statements for the Second Quarter ended November 30, 2006; and
Management Discussion and Analysis (MD&A Report) for the Second Quarter ended November 30, 2006

HAWKEYE
GOLD & DIAMOND INC.

FINANCIAL STATEMENTS

ISSUER DETAILS

For the Second Quarter Ended:	November 30, 2006
Date of the Report:	January 09, 2007
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2302 – 120 Milross Avenue Vancouver, BC, Canada V6A 4K7
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 689-0720
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The management prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements for the Issuers Second Quarter ended November 30, 2006 required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: Greg Neeld **Date Signed:** January 09, 2007

Directors Name: Andrea Plourde **Date Signed:** January 09, 2007

HAWKEYE GOLD & DIAMOND INC.

Consolidated Financial Statements

November 30, 2006

(Unaudited – Prepared by Management)

Index

NOTICE PURSUANT TO NATIONAL INSTRUMENT 51-102

The accompanying interim financial statements of HAWKEYE Gold & Diamond Inc. as at November 30, 2006 and for the six-month period then ended have not been reviewed by an auditor.

HAWKEYE GOLD & DIAMOND INC.

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

		November 30, 2006		May 31, 200
ASSETS				
Current				
Cash	$	20,543	$	47,781
Accounts receivable		61,318		61,33
Prepaid expenses and deposits		2,686		2,68
		84,547		111,80
Equipment (note 4)		9,561		9,12
Mineral property interests (note 5)		105,058		67,74
	$	199,166	$	188,67
LIABILITIES				
Current				
Bank indebtedness	$	14,756	$	14,75
Accounts payable and accrued liabilities		224,783		211,74
Loans payable (note 6)		392,742		86,50
		632,281		312,9
SHAREHOLDERS' EQUITY				
Share capital (note 7)		8,796,613		8,778,9
Contributed surplus (note 8)		288,484		288,4
Deficit		(9,518,212)		(9,191,7
		(433,115)		(124,3
	$	199,166	$	188,6

Future operations (note 1)
Subsequent events (note 12)

Approved by the Directors: Greg Neeld   Andrea Plourde

See Accompanying Notes to Financial Statements

AWKEYE GOLD & DIAMOND INC.

onsolidated Statement of Operations and Deficit
naudited - Prepared by Management)

	Three months ended November 30, 2006	Three months ended November 30, 2005	Six months ended November 30, 2006	Six months ended November 30, 2005
xpenses				
dvertising, entertainment, and promotion	$ 29,867	$ 18,512	$ 45,669	$ 40,995
mortization	685	1,125	1,284	2,137
utomobile	3,035	3,099	3,454	5,953
ank charges, interest, and penalties (recovery)	62,650	(267)	97,539	76
onsulting fees	2,545	-	2,545	2,360
iling and regulatory fees	2,397	2,945	2,897	10,784
lanagement fees	52,100	36,000	94,100	58,500
ffice and miscellaneous	8,290	8,264	12,586	16,234
rofessional fees	8,888	23,377	10,910	33,746
ublic relations	185	-	485	2,508
ent	11,544	11,380	23,088	22,880
tock-based compensation	-	83,213	-	83,213
elecommunications	3,231	7,015	7,599	9,870
ransfer agent	3,637	3,912	5,245	4,994
ravel and convention	445	3,257	3,831	9,649
Vages and benefits	400	1,050	1,150	3,300
	$ 189,899	$ 202,882	$ 312,382	$ 307,199
oss from operations	(189,899)	(202,882)	(312,382)	(307,199)
/rite-down of mineral property interests ote 5b)	-	-	(14,033)	-
oss for the period	(189,899)	(202,882)	(326,415)	(307,199)
eficit, beginning of period	(9,328,313)	(7,271,500)	(9,191,797)	(7,167,183)
eficit, end of period	$ (9,518,212)	$ (7,474,382)	$ (9,518,212)	$ (7,474,382)
oss per share - basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)
Veighted average number of common shares outstanding - basic and diluted	25,190,962	16,360,031	25,136,801	13,981,138

See Accompanying Notes to Financial Statements

HAWKEYE GOLD & DIAMOND INC.

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

	Three months ended November 30, 2006	Three months ended November 30, 2005	Six months ended November 30, 2006	Six months ended November 30, 200
Cash flows from (used in) operating activities				
Loss for the period	$ (189,899)	$ (202,882)	$ (326,415)	$ (307,19
Adjustments for:				
Amortization of equipment	685	1,126	1,284	2,13
Accrued finance fees	61,947	-	96,247	
Stock-based compensation	-	83,213	-	83,21
Write-down of abandoned properties	-	-	14,033	
	(127,267)	(118,543)	(214,851)	(221,84
Changes in non-cash working capital				
Decrease (increase) in accounts receivable	(1,318)	(1,308)	20	(1,17
Decrease (increase) in exploration advances	-	(35,000)	-	(35,00
Increase (decrease) in accounts payable and accrued liabilities	(874)	(23,233)	33,040	(243,42
	(129,459)	(178,084)	(181,791)	(501,44
Cash flows (used in) investing activities				
Acquisition costs associated with properties	-	-	(8,760)	
Deferred exploration expenditures incurred	(19,939)	(54,508)	(44,960)	(106,39
Purchase of equipment	(1,722)	(2,266)	(1,722)	(2,26
	(21,661)	(56,774)	(55,442)	(108,65
Cash flows from (used in) financing activities				
Increase (decrease) in loan payable	123,495	-	209,995	(15,00
Proceeds from share issuances	-	(15,000)	-	723,6
Share issuance costs recovered (incurred)	-	-	-	(19,4
	123,495	(15,000)	209,995	689,2
Net increase (decrease) in cash	(27,625)	(249,858)	(27,238)	79,1
Cash position (deficiency), beginning of period	48,168	372,744	47,781	43,7
Cash position (deficiency), end of period	$ 20,543	$ 122,886	$ 20,543	$ 122,8

See Accompanying Notes to Financial Statements

1. Nature of Operations and Basis of Presentation

The Company is an exploration stage company and the primary function of the business is to be engaged in the exploration for and the development of natural resources in Canada, United States and Mexico.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which implies that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The ability of the Company to operate as a going concern is uncertain and is dependent on continued financial support from its shareholders, the ability to develop viable business opportunities, and the ability to obtain adequate financing to meet operating requirements and to commence profitable operations. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has experienced a loss of $326,415 for the 6 months ended November 30, 2006 (2005 - $307,199) and, as at November 30, 2006 has a deficit of $9,518,212 (May 31, 2006 - $9,191,797) and a working capital surplus (deficiency) of ($547,734) (May 31, 2006 – ($201,194)).

2. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary companies: Foch Electronics (Canada) Inc. (currently inactive) and Hawkeye Oro de Mexico S.A. de C.V. (a Mexican incorporated company). All inter-company amounts have been eliminated on consolidation.

b) Equipment

Equipment is recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer equipment	30%
Computer software	100%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c) Mineral Property Interests

The Company is in the exploration stage and defers all expenditures related to mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method the amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off, and do not necessarily represent present or future values.

2. Significant Accounting Policies (continued)

If the properties are put into commercial production, the deferred expenditures will be amortized based upon the proven reserves available. If the properties are sold or abandoned, the deferred expenditures will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

On an ongoing basis, the carrying amount of capitalized minerals costs prior to the establishment of proven reserves is reviewed on a property-by-property basis to consider if any impairment exists. Management's determination of impairment is based on whether the Company's exploration programs have significantly changed, such that previously identified resource targets are no longer being pursued, or whether exploration results to date are promising, and whether additional exploration work is being planned in the near future.

In the event that reserves are identified, the carrying values of a mineral interest, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the identification of economically recoverable reserves, the Company's ability to obtain the necessary financing to undertake production and to realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment are based on current conditions. However, it is possible that changes could occur in the near term, which could adversely affect management's estimates and may result in future write-downs of capitalized property carrying values.

Management has determined each property to be a separate cost centre for the purpose of applying these assessments.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

d) Income Taxes

Income taxes are accounted for using the liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

2. Significant Accounting Policies (continued)

e) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with the treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

g) Stock Based Compensation

The Company has a stock-based compensation plan which is described in note 8. All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. The fair value of the stock options is calculated using the Black Scholes method at the date of grant and is amortized over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital, and the applicable amounts of contributed surplus are transferred to share capital.

h) Cash and Equivalents

Cash and equivalents includes cash, bank indebtedness, and highly liquid short term market investments with terms to maturity of three months or less.

i) Foreign Currency Translation

The Canadian dollar is considered the functional currency of the Company. Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items. Revenues and expenses are translated at appropriate average exchange rates for the year. Gains and losses related to foreign exchange are included in net income.

The Company's Mexican subsidiary is considered financially and operationally dependent on the Company and its activities are therefore considered integrated operations. Amounts in the accounts of the subsidiary recorded in foreign currency are translated into Canadian dollars in the same manner as described above.

2. Significant Accounting Policies (continued)

j) Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the residual method, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the estimated fair market value of the shares. If the proceeds from the offering are less than or equal to the estimated fair market value of shares issued, a nil carrying amount is assigned to the warrants.

k) Asset Retirement Obligations

The Company must recognize any legal liability for obligations relating to retirement of long-lived assets, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value when a reasonable estimate of fair value can be made, in the period in which the costs are incurred. These amounts are added to the carrying amount of the asset, and amortized to income on a systematic basis over the useful life of the asset.

3. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and loans payable approximate their fair value because of the short-term nature of those instruments.

The Company undertakes certain transactions in U.S. Dollars and Mexican Pesos, and as such is exposed to currency risk due to fluctuations in exchange rates. The Company does not undertake hedging activities to reduce its exposure to this risk.

4. Equipment

	Cost	Accumulated Amortization	Net Book Value November 30, 2006	Net Book Value May 31, 2006
Computer equipment	$ 28,122	$ 23,269	$ 4,853	$ 5,709
Computer software	2,512	2,512	-	-
Office equipment	8,976	4,268	4,708	3,414
	$ 39,610	$ 30,049	$ 9,561	$ 9,123

The equipment has been depreciated in accordance with note 2 b.

5. Mineral Property Interests (see Schedules 1 and 2)

a) DEDEE RHODE and DIXIE BELL Claims

Under the terms of an option agreement dated April 23, 2003, the Company acquired an option to earn a 100% interest in the Dedee Rhode and Dixie Bell Claim blocks, located in the Red Lake mining district of northwest Ontario, subject to the Company paying staking costs totaling $5,356, making cash payments totaling $75,500 over four years, issuing a total of 25,000 common shares over three years, and incurring exploration expenses totaling $12,000 by the first anniversary date. The Claims are subject to a 2% net smelter return in favour of the Optionor; and the Company has the exclusive right and option to purchase up to one-half of the royalty entitlement (1%) from the Optionor for $1,000,000, exercisable until the third anniversary of the date of commencement of commercial production.

The Company has met all its first and second year option commitments.

During the Company's last fiscal year ended May 31, 2006, the Company was required to pay $20,000 and issue 6,250 common shares to the Optionor not later than May 5, 2006 in order to meet its third year option commitments. The Company failed to meet those obligations.

On May 31, 2006, the Company entered into another amending agreement with the Optionor, whereby the Optionor agreed to accept 100,000 common shares in lieu of $10,000 of the required cash payment, and to accept payment of the remaining cash in installments over time. As a result, the Company was required to pay $3,000 by June 30, 2006, $7,000 by August 15, 2006 and to issue 106,250 common shares of the Company to the Optionor by June 30, 2006

During the Company's first quarter ended August 31, 2006, the $3,000 cash payment and the issuance of 106,250 common shares occurred in July, 2006. The Company failed to make the $7,000 cash payment by August 15, 2006. The Optionor then agreed on August 29, 2006 to allow the Company until October 6, 2006 to make the required payment either in cash or by the issuance of 100,000 common shares.

During the Company's second quarter ended November 30, 2006, the Company on October 6, 2006 issued to the Optionor of the Dedee Rhode and Dixie Bell claims 100,000 common shares at a deemed price of $0.07/share in full satisfaction of its amended third year option requirements

b) SAN CARLOS Claims

During the Company's last fiscal year ended May 31, 2006 the Company completed its drilling program of the San Carlos Claims. The results were considered poor and management in conjunction with the consulting geologist on the project has decided to end any further exploration activities on this claim. As

5. Mineral Property Interests (see Schedules 1 and 2) (continued)

a result, the capitalized expenditures on this property as at May 31, 2006 totaling $1,336,311 were written off.

During the Company's first quarter ended August 31, 2006, management provided termination notice to the Optionor on July 25, 2006. The Company recorded $14,033 exploration expenses in the current period as a result of additional invoices from contractors and consultants. This amount was written off in the first quarter as the claim has been abandoned.

c) SWISS BANK Claims

Effective June 5, 2006, the Company entered into an exploration and development agreement with a Nevada corporation, AuEx, Inc. (the "Optionor"), allowing the Company to earn up to a 70% interest in a property (the "Swiss Bank") located in Pershing County, Nevada, United States.

Pursuant to the terms of the agreement, the Company paid to the Optionor $5,000 USD on the effective date of the agreement, and is to pay a further $5,000 USD six months after the effective date, and incur $50,000 USD in property expenditures during the first year, $100,000 USD in property expenditures during each of the second and third years and $750,000 USD in property expenditures during the fourth year in order to earn a 51% interest in the Swiss Bank. The Company has the right to increase its interest to 60% by incurring a further $1,000,000 USD in property expenditures and, may further increase its interest to 70% by incurring all costs of a positive feasibility study recommending construction and operation of a mine.

During the current quarter ended November 30, 2006, the Company incurred $nil (2005 $nil) in acquisition costs and $19,939 (2005 $nil) in exploration expenditures.

Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

6. Loan Payable

The loan payable consists of the following:

	Nov 30, 2006	May 31, 2006
Balance, beginning of period	$ 86,500	$ 108,400
Repayment of loan principal	-	(68,400)
Loan principal advanced	209,995	42,500
Finance fee charged	96,247	4,000
Balance, end of period	$ 392,742	$ 86,500

6. Loans Payable (continued)

These loans are unsecured and non-interest bearing, but are subject to a finance fee, which increases if the principal is not paid in full within thirty days of the funds being advanced. The funds advanced in the current period have a requirement that $15,000 must be repaid for every $100,000 raised in future private placements. Subsequent to November 30, 2006, the finance fee owed by the Company increased from $96,247 to $109,747 since the principal balance remained unpaid after thirty days.

7. Share Capital

a) Authorized:

Unlimited common shares without par value.

b) Issued:

	# of Shares		$ Amount
Balance, May 31, 2005	10,242,834	$	7,132,726
Issued during the year			
Agent's commission	16,000		2,400
Private placements	13,914,340		1,591,850
Pursuant to property acquisition agreements:			
- San Carlos Claims	850,000		127,500
Less: share issue costs			(75,488)
Balance, May 31, 2006	25,023,174	$	8,778,988
Issued during the period			
Pursuant to property acquisition agreements:			
- Dedee Rhode and Dixie Bell Claims	206,250		17,625
Balance, November 30, 2006	25,229,424	$	8,796,613

During the quarter ended August 31, 2006, the Company issued to the Optionor of the Dedee Rhode and Dixie Bell claims 106,250 common shares at a deemed price of $0.10/share. This was in partial satisfaction of the third year option obligations (see note 5a).

During the quarter ended November 30, 2006, the Company issued to the Optionor of the Dedee Rhode and Dixie Bell claims 100,000 common shares at a deemed price of $0.07/share. This was in full satisfaction of the third year option obligations (see note 5a)

7. **Share Capital** (continued)

c) The 12,145,434 share purchase warrants outstanding as at November 30, 2006 are as follows:

Number of Shares	Price per Share	Expiry Date
2,881,334	$0.20	February 11,2007
7,264,100	$0.15	August 7, 2007
2,000,000	$0.15	September 9,2007

During the period ended November 30, 2006, no share purchase warrants were issued.

During the period ended November 30, 2006, no share purchase warrants were exercised.

During the period ended November 30, 2006, 575,000 share purchase warrants of the Company expired unexercised.

8. **Stock Options**

On March 17, 2006, the Company received TSX Venture Exchange approval for its current stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance under the plan. The shareholders of the Company had approved this plan on November 29, 2005.

Stock options issued and outstanding are as follows:

	November 30, 2006		May 31, 2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	2,274,769	$ 0.18	906,270	$ 0.24
Options cancelled during the period	-	$ -	-	$ -
Options exercised during the period	-	$ -	-	$ -
Options expired during the period	-	$ -	(39,948)	$ 0.15
Options granted during the period	-	$ -	1,408,447	$ 0.14
Options outstanding and exercisable , end of period	2,274,769	$ 0.18	2,274,769	$ 0.18

8. Stock Options (continued)

The 2,274,769 stock options outstanding as at November 30, 2006 expire as follows:

Number of Shares	Price per Share	Expiry Date
53,573	$ 0.15	January 18, 2007
79,250	$ 0.15	June 5, 2007
191,499	$ 0.15	October 2, 2008
542,000	$ 0.30	February 15, 2010
725,447	$ 0.15	October 11, 2010
683,000	$ 0.12	February 14, 2011

a) The Company has recognized a total of $288,484 in stock-based compensation expense to November 30, 2006 (May 31, 2006 - $288,484), which has been recorded as contributed surplus. No stock-based compensation expense was recognized by the Company during the six-month period ended November 30, 2006.

b) The weighted average remaining contractual life of outstanding incentive stock options at November 30, 2006 is 3.44 years (May 31, 2006 - 3.94 years).

9. Income Taxes

The components of the future income tax assets are as follows:

		May 31, 2006
Future income tax assets:		
Non-capital loss carry-forwards	$	1,004,950
Financing and other		55,379
Unused cumulative Canadian exploration and development expenses		428,305
		1,488,634
Less: Valuation allowance		(1,488,634)
-	$	-

The valuation allowance reflects the Company's estimate that the tax assets are not likely to be realized.

The Company has non-capital losses totaling approximately $2,947,000, which are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in the 2007 and subsequent years. Unused exploration and development expenses can be carried forward indefinitely.

10. Non-Cash Financing Activities

During the Issuer's current period ended November 30, 2006, the Company issued common shares in connection with the following non-cash financing activities:

a) In connection with the Company's share payment obligations to the Optionor of the Dedee Rhode and Dixie Bell claims (see note 5a):

- On July 11, 2006, 106,250 common shares at a price of $0.10 per share, representing the Company's partial third year amended option requirements.
- On October, 2006, 100,000 common shares at a price of $0.07 per share, representing the Company's full third year amended option requirements.

11. Related Party Transactions

a) During the period ended November 30, 2006, $60,000 (November 30, 2005 - $45,000) was paid to the President, who is also a director of the Company, as management fees.

b) During the period ended November 30, 2006, other directors were paid a total of $nil (November 30, 2005 - $nil) by the Company as management fees.

c) During the period ended November 30, 2006, $34,850 (November 30, 2005 - $16,800) was paid to two individuals related to the President of the Company as compensation for services rendered.

d) As at November 30, 2006, there is a balance of $42,665 (November 30, 2005 - $38,704) due to the President of the Company which is included in accounts payable and accrued liabilities.

The above noted transactions have been reported at amounts agreed to by the related parties.

12. Subsequent Events

Significant events occurring subsequent to November 30, 2006 which are not disclosed elsewhere in these financial statements are described as follows:

a) Subsequent to November 30, 2006, the Company obtained additional loans totaling $21,500 from the lender described in Note 6 on similar terms as the loans advanced in the current period. Finance fees owing by the Company in respect to the above loans totalled $9,500 at January 08, 2007.

b) Subsequent to November 30, 2006, the Company announced that it would conduct a non-brokered private placement of up to 18,181,818 common shares at a price of $0.055 per share for gross proceeds of up to $1,000,000. The private placement will be subject to a four (4) month hold from closing and completion is subject to receipt of applicable regulatory approvals.

12. Subsequent Events (continued)

Finders fees may be paid on a portion of the offering and will consist of 8% in cash and, in the case of registered investment dealers, Agent's Warrant's equal to 8% of the number of common shares placed, each Agent's Warrant exercisable into a common share at $0.20 for 12 months from closing.

Proceeds from the private placement will be used to finance HAWKEYE's drill program over its Swiss Bank gold and silver property in Nevada, USA and trade and general working capital.

Schedule 1

HAWKEYE GOLD & DIAMOND INC.

Consolidated Schedule of Deferred Resource Property Expenditures
Six months ended November 30, 2006
(Unaudited - Prepared by Management)

	SWISS BANK	DEDEE RHODE	DIXIE BELL	SAN CARLOS	TOTALS
Balances, beginning of year (*See Schedule 2*)					
Acquisition costs	$ -	$ 23,831	$ 23,831	$ -	$ 47,662
Exploration expenditures	-	9,563	10,521	-	20,084
Total beginning property expenditures	$ -	$ 33,394	$ 34,352	$ -	$ 67,746
Incurred during the current period					
Acquisition costs	$ 5,760	$ 312	$ 313	$ -	$ 6,385
Exploration expenditures					
Assays	$ 1,512	$ -	$ -	$ 6,920	$ 8,432
Claims maintenance	5,247	-	-	-	5,247
Consulting	17,015	-	-	6,626	23,641
Field expenses	-	-	-	279	279
Management	1,499	-	-	-	1,499
Office	403	-	-	208	61
Surveys	3,453	-	-	-	3,45
Travel	1,798	-	-	-	1,79
Total exploration expenditures	$ 30,927	$ -	$ -	$ 14,033	$ 44,96
Total current period expenditures	$ 36,687	$ 312	$ 313	$ 14,033	$ 51,34
Less: Acquisition costs written off	-	-	-	-	
Exploration expenditures written off (note 5b)	-	-	-	(14,033)	(14,03
	-	-	-	(14,033)	(14,03
Balance, end of period:					
Acquisition costs	5,760	24,143	24,144	-	54,04
Exploration expenditures	30,927	9,563	10,521	-	51,01
Mineral Property Interests	$ 36,687	$ 33,706	$ 34,665	$ -	$ 105,05

HAWKEYE GOLD & DIAMOND INC.

Schedule 2

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2006
(Unaudited - Prepared by Management)

	AFRICA	DEDEE RHODE	DIXIE BELL	SAN CARLOS	TOTALS
Balances, beginning of year					
Acquisition costs	$ -	$ 13,831	$ 13,831	$ 40,000	$ 67,662
Exploration expenditures	-	9,563	10,521	395,246	415,330
Total beginning property expenditures	$ -	$ 23,394	$ 24,352	$ 435,246	$ 482,992
Incurred during the current year					
Acquisition costs	$ 6,305	$ 10,000	$ 10,000	$ 127,500	$ 153,805
Exploration expenditures					
Accommodations and meals	$ -	$ -	$ -	$ 1,695	$ 1,695
Camp operations and supplies	-	-	-	24,571	24,571
Claims maintenance	-	-	-	12,036	12,036
Communications	-	-	-	11,463	11,463
Consulting	-	-	-	185,205	185,205
Drilling	-	-	-	154,790	154,790
Equipment rental	-	-	-	27,417	27,417
Field expenses	-	-	-	35,540	35,540
Helicopter services	-	-	-	191,990	191,990
Legal and accounting	-	-	-	4,396	4,396
Local labour	-	-	-	23,242	23,242
Management fees	-	-	-	5,061	5,061
Mobilization and demobilization	-	-	-	10,091	10,091
Office	-	-	-	9,874	9,874
Staking	-	-	-	2,821	2,821
Surveys	-	-	-	8,010	8,010
Taxes	-	-	-	59,352	59,352
Travel	-	-	-	6,011	6,011
Total exploration expenditures	$ -	$ -	$ -	$ 773,565	$ 773,565
Total current year expenditures	$ 6,305	$ 10,000	$ 10,000	$ 901,065	$ 927,370
Less: Acquisition costs written off	(6,305)	-	-	(167,500)	(173,805)
Exploration expenditures written off	-	-	-	(1,168,811)	(1,168,811)
	(6,305)	-	-	(1,336,311)	(1,342,616)
Balance, end of year:					
Acquisition costs	-	23,831	23,831	-	47,662
Exploration expenditures	-	9,563	10,521	-	20,084
Mineral Property Interests	$ -	$ 33,394	$ 34,352	$ -	$ 67,746

HAWKEYE
GOLD & DIAMOND INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

For the Second Quarter Ended:	November 30, 2006
Date of the Report:	January 9, 2007
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	120 Milross Avenue, Suite 2302 Vancouver, BC, Canada V6A 4K7
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The disclosure contained within this Management Discussion & Analysis Report (the "MD&A Report") attached hereto has been approved by the Board of Directors of the Company. A copy of this MD&A Report will be provided to any shareholder who requests it.

Director Name: Greg Neeld **Date Signed:** January 9, 2007

Director Name: Andrea Plourde **Date Signed:** January 9, 2007

HAWKEYE
GOLD & DIAMOND INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SECOND QUARTER ENDED NOVEMBER 30, 2006

TSX Venture Exchange Listed - HKO
12g3-2(b):82-2435
CUSIP NO : 42016R 10 4

This MD&A Report addresses issues that affected HAWKEYE GOLD & DIAMOND INC. (the "Company" (the "Issuer") or ("HAWKEYE")) during its second quarter September 1, 2006 to November 30, 2006 (the "second quarter") and, when appropriate, material changes that impacted the Company subsequent to the end of its second quarter to the date of this report, January 9, 2007 (the "post quarter review period").

ADDITIONAL FINANCIAL AND CORPORATE INFORMATION

Management encourages our shareholders and the investment community to read this MD&A Report together with the Issuer's Management Prepared Unaudited Consolidated Financial Statements and Notes to the Unaudited Consolidated Financial Statements for its second quarter under review ended November 30, 2006 along with the Issuer's Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements for our year ended May 31, 2006 along with the Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements for the years ended May 31, 2005 and May 31, 2004. The Issuer's Annual Audited and Unaudited Interim Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements are produced in accordance with Canadian generally accepted accounting principles. All amounts in the Annual Audited and Unaudited Interim Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements including this MD&A Report are stated in Canadian dollars unless otherwise indicated.

We also encourage you to visit the Company's web page on the SEDAR website to view all our regulatory filings filed with SEDAR which include but are not limited to the Company's Annual Audited and Unaudited Interim Financial Statements and Notes to the Annual Audited and Unaudited Interim Financial Statements, Management Discussion and Analysis Reports (formerly Schedule B and C) (BC Form 51-901F)), Material Change Reports, Property Technical Reports, Annual Information Forms (AIF), Annual General Meeting and Proxy Material, News Releases etc. To access the Company's link on SEDAR, go to www.sedar.com, click on Company Profiles, Public Companies, the letter H, scroll down to the Issuer's name and finally click on "View this Public Company's Documents" located at the bottom of the page.

You can also contact us directly through any of the methods mentioned at the bottom of this report.

FORWARD-LOOKING ORIENTATION (STATEMENTS)

Under CICA (Canadian Institute of Chartered Accountants) guidance, forward–looking orientation calls for Company's MD&A reports to explain past events, decisions, circumstances and performance in the

context of whether they are reasonably likely to be indicative of, and have a material impact on, future prospects. It also calls for an MD&A Report to describe not only anticipated future events, decisions, circumstances, opportunities and risks that management considers likely to materially impact future prospects, but also matters such as management's vision, strategy and key performance drivers.

Statements used in this report, words like "anticipate", "believe", "estimate" and "expect" and similar expressions and all other information other than historical facts that are incorporated herein, including without limitation, data regarding potential mineralization, exploration results, future plans and objectives of HAWKEYE are forward-looking orientation statements. Such statements are used to describe management's future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD & DIAMOND INC. is an exploration stage company engaged in the exploration for and the development of natural resources in the province of Ontario in Canada and in the State of Nevada, USA. The Company owns options to purchase varying interests in two gold prospects known as the Dixie-Bell and Dedee Rhode properties situated in the Red Lake greenstone belt located in the Red Lake mining district of northwest Ontario, Canada, and a gold and silver prospect known as the Swiss Bank Property located near the town of Lovelock in the State of Nevada, USA. The Company is currently focusing its exploration activities on its gold and silver property in Nevada and its precious metal properties located in the Red Lake mining district of northwestern Ontario.

The Company is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is a reporting issuer in both the provinces of British Columbia and Alberta and trades on the TSX Venture Exchange (the "TSX") under the symbol HKO.

The Company has two wholly-owned subsidiary's named HAWKEYE Oro de Mexico S.A. de C.V. and Foch Electronics (Canada) Inc. HAWKEYE Oro de Mexico S.A. de C.V. was originally incorporated under the laws of Mexico for the purpose of legally carrying on business in the exploration and development of the Company's San Carlos Property which was written off at the end of the Issuer's year ended May 31, 2006 due to insignificant assay results from its 2005 – 2006 drill program and for the acquisition, exploration and development of other mineral prospects in Mexico. The Company's Mexican subsidiary is currently inactive in exploration but management intends to change this status upon the Company acquiring a property(s) of merit. Foch Consumer Electronics (Canada) Inc. is incorporated under the laws of British Columbia, Canada and is inactive with no specific purpose for business.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

2. A OPERATIONS

SWISS BANK PROPERTY
Nevada, USA

By an exploration and development agreement dated June 5, 2006 (the "Effective Date), HAWKEYE acquired an option from AuEx Inc. (the "Optionor") to purchase up to a 70% interest in the Swiss Bank Property which totals approximately 2,910 acres and is located in Pershing County, situated approximately ten (10) kilometres northwest of the city of Lovelock in the state of Nevada, United States.

Pursuant to the terms of the agreement, the Company paid to the Optionor $5,000 USD on the Effective Date of the agreement, and is to pay a further $5,000 USD six months after the Effective Date, and incur $50,000 USD in property expenditures during the first year, $100,000 USD in property expenditures during each of the second and third years and $750,000 USD in property expenditures during the fourth year in order to earn a 51% interest in the Swiss Bank. The Company has the right to increase its interest to 60% by incurring a further $1,000,000 USD in property expenditures and, may further increase its interest to 70% by incurring all costs of a positive feasibility study recommending construction and operation of a mine.

During the Company's second quarter ended November 30, 2006 the Issuer incurred $19,939 in deferred exploration expenditures over the Swiss Bank Property (see section 2 G. below for details) and $nil in acquisition costs.

Future Plans

The Company intends to commence a 15 to 20 hole, drill program over the Swiss Bank Property in 2007 consisting of approximately 5,000 metres. Commencement of the drill program is subject to financing. Please see section 7 G., Subsequent Events, below for further details regarding a financing.

DEDEE RHODE & DIXIE BELL PROPERTIES
Red Lake Mining District, Ontario, Canada

By an option agreement dated April 23, 2003 (the "Option Agreement"), HAWKEYE acquired an option to purchase a 100% interest in the Dedee Rhode and Dixie Bell claim blocks which are situated in the Dedee and Dixie Lake Area of the Red Lake greenstone belt, located approximately 26 kilometres southeast of the town of Red Lake in north-western Ontario, Canada. The Dedee Rhode and Dixie Bell Properties, which total 2,360 and 1,920 acres respectively, are also located approximately 28 kilometres south of Placer Dome's Campbell Mine and Gold Corp's Red Lake Mine.

The properties are subject to a 2% NSR in favour of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production. The Company will be the operator in respect of work programs. Regulatory approval for the Dedee Rhode and Dixie Bell Property acquisition was obtained from the TSX on April 29, 2003 (the "Acceptance Date").

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks, which falls under a single vend-in agreement, is subject to the Issuer making two final cash and share payments to the Optionor of the Property for $20,000 and 6,250 common shares which was due May 5, 2006 and a final payment for $38,000 on May 5, 2007. During the Issuer's fourth quarter and year ended May 31, 2006 the Company failed to meet its third anniversary cash and share payment obligations to the Optionor of the Property for $20,000 and 6,250 common shares in the capital of the Company. On May 31, 2006, the Company entered into an amending agreement with the Optionor whereby the Optionor agreed to accept 100,000 shares in lieu of $10,000 of the required $20,000 cash payment, and to accept payment of the remaining cash in instalments over time. As a result, the Company was required to pay $3,000 by June 30, 2006, $7,000 by August 15, 2006, and to issue 106,250 common shares of the Company to the Optionor by June 30, 2006.

During the Issuer's first quarter ended August 31, 2006 the Company paid the Optionor of the Property the first $3,000 and issued the required 106,250 common shares. However, the Company failed to make

the $7,000 cash payment by August 15, 2006. On August 29, 2006 the Company entered into an amending agreement with the Optionor whereby the Optionor agreed to allow the Company until October 6, 2006 to make the required payment either in cash or by the issuance of 100,000 shares. During the Issuer's second quarter ended November 30, 2006 the Company paid the $7,000 by issuing 100,000 common shares in the capital of the Company at a deemed price of $0.07 per share thereby fulfilling its third anniversary cash and share payment obligations to the Optionor of the Dedee Rhode and Dixie Bell Property. The Company must make its fourth anniversary and final cash payment to the Optionor of the Property for $38,000 on May 5, 2007 to earn a 100% interest in the Dixie Bell and Dedee Rhode Properties.

During the Issuer's second quarter ended November 30, 2006, the Company did not incur any exploration expenditures over the property or incur any acquisition costs.

Future Plans

The Company intends to perform a work program over the Dedee Rhode and Dixie Bell Claims during 2007. A first phase work program would consist of an airborne geophysical survey followed up by a second phase ground reconnaissance program consisting of line cutting, mapping, rock and soil sampling and a ground geophysical survey. Depending on the success of these work programs and upon a positive recommendation from our geologists the issuer would be in a position to test drill high priority targets. Commencement of this work program is subject to the Company raising sufficient funds to finance the exploration program.

2. B FINANCIAL INFORMATION

(i) BALANCE SHEET

The Balance Sheet section of our MD&A is a discussion of certain line items that form part of our Management Prepared Unaudited Consolidated Balance Sheet as at the end of the Company's second quarter ended November 30, 2006. Please refer to the Issuer's Management Prepared Unaudited Consolidated Balance Sheet for the Company's second quarter of 2006 which is attached hereto and to any other Unaudited Interim or Audited Annual Consolidated Balance Sheets referred to in this section for cross reference purposes.

Accounts Receivable

During the Issuer's second quarter ended November 30, 2006 the Company recorded a total of $61,318 on its Balance Sheet for accounts receivable ($61,338 - May 31, 2006). The $61,338 recorded on the Company's balance sheet at the end of its fiscal year ended May 31, 2006 was mainly due to the Company recording $58,172 on its Balance Sheet for Mexican value added tax (IVA) relating to work program and drilling expenditures incurred over the San Carlos Project during the Issuer's fiscal year of 2006. Management plans to file an application with the Mexican government to receive a refund for this amount and although the Company has taken steps to file an appropriate refund application the ability of the Company to recover the amount is uncertain.

Loans payable

At the end of the Issuer's second quarter ended November 30, 2006 the Company recorded a total of $392,742 on its Balance Sheet for loans payable ($86,500 – May 31, 2006). The net increase of $306,242 in loans payable during this period is the result of the Issuer incurring finance fees totaling $12,500 for a

$42,500 loan advanced to the Company during its fourth quarter and year ended May 31, 2006 and securing three additional loans totaling $86,500 and incurring $21,800 in finance fees relating to these loans during its first quarter ended August 31, 2006 and incurring an additional $12,200 in finance fees relating to these loans during its second quarter ended November 30, 2006 and securing five additional loans totaling $123,495 and incurring $49,747 in finance fees relating to these loans during its second quarter under review ended November 30, 2006. These loans are unsecured and do not have any specified terms of repayment. The loans are non interest-bearing but are subject to a financing fee, which increases if the loans are not paid in full within thirty days of the funds being advanced. The funds acquired during the Issuer's first and second quarters of 2006 have a requirement that $15,000 must be repaid for every $100,000 raised in future private placements.

(ii) STATEMENT OF OPERATIONS AND DEFICIT (Income Statement)

The Statement of Operations and Deficit section of our MD&A is a discussion of certain line items that form part of our Management Prepared Unaudited Consolidated Statement of Operations and Deficit as at the end of the Company's second quarter ended November 30, 2006. Please refer to the Issuer's Management Prepared Unaudited Consolidated Statement of Operations and Deficit in our Management Prepared Unaudited Consolidated Financial Statements for the Company's second quarter ended November 30, 2006, which is attached hereto, and to any other Unaudited Interim or Audited Annual Consolidated Statement of Operations and Deficit Statement referred to in this section for cross reference purposes.

The following table provides you with comparative figures for total revenues, expenses, loss for the period, operating and total loss for period, deficits at the beginning and end of the period, loss per share, long term liabilities and cash dividends that the Issuer incurred during its second quarter ended November 30, 2006, (column 2) with comparative figures for the seven previous quarters (column 3, 4, 5, 6, 7, 8 and 9).

Description	2nd Quarter 2006 06/09/01 to 06/11/30 Y/M/D	1st Quarter 2006 06/06/01 to 06/08/31 Y/M/D	4th Quarter 2006 06/03/01 to 06/05/31 Y/M/D	3rd Quarter 2006 05/12/01 to 06/02/28 Y/M/D	2nd Quarter 2005 05/09/01 to 05/11/30 Y/M/D	1st Quarter 2005 05/06/01 to 05/08/31 Y/M/D	4th Quarter 2005 05/03/01 to 05/05/31 Y/M/D	3rd Quarter 2005 04/12/01 to 05/02/28 Y/M/D
(1) Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
(2) Expenses	$189,899	$122,483	$175,079	$199,720	$202,882	$104,317	$165,952	$130,835
(3) Loss from Operations for Period	($189,899)	($122,483)	($175,079)	($199,720)	($202,882)	($104,317)	($165,952)	($130,835)
(4) Operating and Total Loss for Period	($189,899)	($136,516)	($1,517,695)	($199,720)	($202,882)	($104,317)	($165,952)	($130,835)
(5) Deficit (Beginning of Period)	($9,328,313)	($9,191,797)	($7,674,102)	($7,474,382)	($7,271,500)	($7,167,183)	($7,001,231)	($6,870,396)
(6) Deficit (End of Period)	($9,518,212)	($9,328,313)	($9,191,797)	($7,674,102)	($7,474,382)	($7,271,500)	($7,167,183)	($7,001,231)
(7) Loss per Share	($0.01)	($0.01)	($0.06)	($0.01)	($0.01)	($0.01)	($0.02)	($0.01)
Long Term Liabilities	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Cash Dividends	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil

Revenue ***(1)***

During the Issuer's second quarter ended November 30, 2006 the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales.

Expenses ***(2)***

During the Company's second quarter ended November 30, 2006, general and administrative expenditures totaled \$189,899 compared to \$202,882 during the same period of the previous year. Material expenses incurred by the Company during its second quarter of 2006 was a result of the Issuer recording \$62,650 (2005 – (\$267)) for bank charges, interest, and penalties relating to finance fees totaling \$12,200 for a \$35,500 loan advanced to the Company during its first quarter ended August 31, 2006 and finance fees totaling \$49,747 for loans totaling \$123,495 advanced to the Company during its second quarter ended November 30, 2006 and miscellaneous bank charges totaling \$703, recording \$nil for stock-based compensation, a reduction of \$83,213 from the same period of the previous year due to the fact the Issuer did not grant any stock options during its second quarter of 2006, recording \$29,867 for advertising, entertainment and promotion in connection with corporate awareness advertising with a prominent business T.V. show and entertainment and promotion and \$52,100 for management fees. In comparison, material expenses incurred by the Company during its second quarter of 2005 was a result of the Issuer recording \$82,213 for stock-based compensation due to the granting of 725,447 incentive stock options to insiders, employees and consultants of the company exercisable at \$0.15 per share for five years, \$23,377 for professional fees which was a result of the Issuer recording \$10,888 for general corporate legal fees and TSX Venture Exchange related activities, \$8,423 for general corporate legal fees relating to the Issuer's Mexican subsidiary and \$4,066 for accounting and bookkeeping, \$18,512 for advertising, entertainment and promotion and \$37,050 for wages and benefits.

During the Company's first quarter ended August 31, 2006, general and administrative expenditures totaled \$122,483 compared to \$104,317 during the same period of the previous year. Material expenses incurred by the Company during its first quarter of 2006 was a result of the Issuer recording \$34,888 (2005 - \$343) for bank charges, interest, and penalties relating to finance fees totaling \$12,500 for a \$42,500 loan advanced to the Company during its fourth quarter and year ended May 31, 2006 and finance fees totaling \$21,800 in connection with three additional loans obtained by the Company during its first quarter of 2006 totaling \$86,500 and incurring \$42,000 for management fees (2005 - \$22,500). In comparison to the previous period of 2005, during the Issuer's first quarter of 2006 the Company experienced a net decrease totaling \$22,367 in expenditures relating to advertising, entertainment, and promotion (\$6,681), professional fees (\$8,347) and for filing and regulatory fees (\$7,339). This decrease was mainly due to the fact that the Company did not incur any costs associated with entertainment, regulatory and legal fees in connection with the completion of any private placements during its first quarter of 2006. During the same period of 2005 the Issuer incurred a total of \$40,691 in charges for these categories which was mainly due to entertainment, regulatory filing and legal fees relating to the completion of a \$736,250 private placement during the Issuer's first quarter of 2005. In comparison, material expenses incurred by the Company during its first quarter of 2005 was a result of the Issuer recording \$22,483 for advertising, entertainment, and promotion which mainly related to corporate awareness advertising with a prominent business T.V. show and \$24,750 was for wages and benefits.

During the Company's fourth quarter ended May 31, 2006, general and administrative expenditures totalled \$175,079 compared to \$165,952 during the same period of the previous year. Material expenses incurred by the Company during its fourth quarter of 2006, was a result of the Issuer recording \$49,535 for professional fees in connection with legal and accounting services and \$55,700 for management fees. In comparison,

$165,952 in material expenses incurred by the Company during its fourth quarter of 2005, was a result of the Issuer recording $59,375 for professional fees in connection with legal and accounting services and $33,000 for management fees.

During the Issuer's third quarter ended February 28, 2006, general and administrative expenditures totaled $199,720 compared to $130,835 during the same period of 2005. Material expenses incurred by the Company during its third quarter of 2006 was a result of the Issuer recording $73,904 for stock-based compensation due to the granting of 683,000 incentive stock options to insiders, employees and consultants of the Company which are exercisable for a period of five years at a price of $0.12 per share and $43,500 for wages and benefits. In comparison, material expenses incurred by the Company during its third quarter of 2005 were a result of the Issuer recording $27,100 for stock-based compensation in connection with 542,000 options granted to directors, insiders, employees and consultants to the company at a price of $0.30 per share expiring February 15, 2010 and $32,500 for wages and salaries.

Please refer to the Expenses category in the "Consolidated Statement of Operations and Deficit" section of our Management Prepared Unaudited Consolidated Financial Statements for the Issuer's second quarter ended November 30, 2006 which are attached hereto for a detailed breakdown of all expenses.

Loss from Operations (3) & Operating and Total Loss for Period (4)

During the Issuer's second quarter ended November 30, 2006 the company posted an operating and total loss of $189,889 (2005 - $202,882) or an operating and total loss of $0.01 per share (2005 - $0.01). The loss for the Issuer's second quarter can be attributed to the company incurring $62,650 (2005 – ($267)) for bank charges, interest, and penalties relating to finance fees totaling $12,200 for a $35,500 loan advanced to the Company during its first quarter ended August 31, 2006 and finance fees totaling $49,747 for loans totaling $123,495 advanced to the Company during its second quarter ended November 30, 2006 and miscellaneous bank charges totaling $703, recording $29,867 for advertising, entertainment and promotion in connection with corporate awareness advertising with a prominent business T.V. show and entertainment and promotion and $52,100 for management fees. In comparison, the total loss for the Issuer during its second quarter of 2005 can be attributed to the Company recording $82,213 for stock-based compensation due to the granting of 725,447 incentive stock options to insiders, employees and consultants of the company exercisable at $0.15 per share for five years, $23,377 for professional fees which was a result of the Issuer recording $10,888 for general corporate legal fees and TSX Venture Exchange related activities, $8,423 for general corporate legal fees relating to the Issuer's Mexican subsidiary and $4,066 for accounting and bookkeeping, $18,512 for advertising, entertainment and promotion and $37,050 for wages and benefits.

During the Issuer's first quarter ended August 31, 2006 the Company posted an operating and total loss of $136,516 (2005 - $104,317) or an operating and total loss of $0.01 per share (2005 - $0.01). The loss for the Issuer's first quarter of 2006 can be attributed to the Company incurring $34,888 for bank charges, interest, and penalties relating to finance fees totaling $12,500 for a $42,500 loan advanced to the Company during its fourth quarter and year ended May 31, 2006, finance fees totaling $21,800 in connection with three additional loans obtained by the Company during its first quarter of 2006 totaling $86,500, incurring $42,000 for management fees and the write down of $14,033 in deferred exploration expenditures during the Issuer's first quarter of 2006 relating to the San Carlos Property which was written off during the Issuer's fiscal year ended May 31, 2006 due to insignificant assay results from its drill program. In comparison, during the Issuer's first quarter ended 2005 the loss can be attributed to the Company incurring $22,483 for advertising, entertainment, and promotion and $24,750 for wages and benefits.

During the Issuer's fourth quarter, March 1, 2006 to May 31, 2006, the Company posted an operating loss of $175,079 (2005 - $165,952) and an operating and total loss of $1,517,695 (2005 - $165,952) or an operating and total loss of $0.06 per share (2005 - $0.02). The loss for the Company's fourth quarter of 2006 can be attributed to the Company recording $49,535 for professional fees in connection with legal and accounting services and $55,700 for management fees. The Company's total loss for its fourth quarter of 2006 exceeded its operating loss by $1,342,616 due to the write-down of the San Carlos and South African diamond claims during this period. In comparison, the Company's loss for the fourth quarter of 2005 can be attributed to the Issuer recording $59,375 for professional fees and 33,000 for wages and benefits.

During the Issuer's third quarter ended February 28, 2006, the Company posted an operating and total loss of $199,720 (2005 - $130,835) or an operating and total loss of $0.01 per share (2005 - $0.01). The loss for the Issuer's third quarter of 2006 can be attributed to the Company incurring $73,904 for stock-based compensation due to the granting of 683,000 incentive stock options to insiders, employees and consultants of the Company which are exercisable for a period of five years at a price of $0.12 per share and $43,500 for wages and benefits. In comparison, the total loss incurred by the Company during its third quarter of 2005 can be attributed to the Issuer recording $18,945 for advertising, entertainment, and promotion, $11,700 for geological consulting fees relating to the San Carlos Property, $27,100 for stock-based compensation and $32,500 for wages and benefits.

Deficit Beginning & End of Period (5) (6) / Loss per Share (7)

The Company has experienced a loss of $189,899 for the 3 months ended November 30, 2006 (2005 - $202,882) and, as at November 30, 2006 has a deficit of $9,518,212 (May 31, 2006 - $9,191,797) and a working capital surplus (deficiency) of ($547,734) (May 31, 2006 – ($201,194)). The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations through the issuance of equity via private and public non-brokered and brokered financing opportunities.

2. C OTHER FINANCIAL INFORMATION

Selected Annual Information

The following table is a summary of selected annual information (column 1) with comparative figures for the Issuer's three most recently completed years ended May 31, 2006, 2005 and 2004 (column 2, 3, and 4).

Description	2006	2005	2004
Revenues	$nil	$nil	$nil
Loss from Operations	($681,998)	($528,146)	($441,735)
Operating and Total Loss	($2,024,614)	($528,146)	($1,315,671)
Basic and Diluted Total Loss per Share	($0.11)	($0.06)	($0.26)
Total Assets	$188,674	$560,272	$73,900
Total Long-term Liabilities	$nil	$nil	$nil
Cash Dividends per Common Share	$nil	$nil	$nil

The significant increase in the Issuer's Operating and Total Loss for its fiscal year ended 2006 compared to its fiscal year ended 2005 was a result of the Company writing off a total of $1,342,616 during the year ended 2006 relating to the abandonment of the San Carlos Property and the South African diamond Claims. The write-down of the San Carlos and South African diamond Claims also had a significant impact on the Company's Basic and Diluted Total Loss per Share for 2006 ($0.11) compared to the period ended 2005 ($0.06).

The significant increase in the Issuer's Operating and Total Loss for its fiscal year ended 2004 compared to its fiscal years ended 2005 was a result of the Company writing off a total of $873,936 during the year ended 2004 relating to the abandonment of the YANKEE Property and CEO Claims. The write-down of the YANKEE and CEO Claims also had a significant impact on the Company's Basic and Diluted Total Loss per Share for 2004 ($0.26) compared to the period ended 2005 ($0.06).

Total significant reduction is total assets reported on the Issuer's books for the fiscal year ended 2006 ($188,674) and for the year ended 2004 ($73,900) in comparison to the fiscal year ended 2005 was a result of the write down of the San Carlos Property and South African diamond Claims in 2006 ($1,342,616) and the write down of the YANKEE and CEO Claims in 2004 ($873,936). The significant increase in total assets reported on the Company's books for the fiscal year ended 2005 ($560,272) compared to the fiscal years ended 2006 ($188,674) and 2004 ($73,900) was mainly attributable to the recording of $395,246 in "Mineral property interests" for exploration expenditures on the San Carlos Property during late 2004 and early 2005. During this period the Issuer performed 40 kilometres of line cutting, detailed mapping and prospecting, collected 560 soil and 82 rock samples and performed 31 line kilometres of Induced Polarization (IP) ground geophysical surveys.

2. D FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the Company's second quarter ended November 30, 2006 the Issuer did not arrange for or complete any financings. However, subsequent to the end of the Issuer's second quarter the Company announced that it had arranged for a $1,000,000 financing (see section 7 G. below for details).

2. E ISSUED AND OUTSTANDING AND DILUTION FACTORS

Summary of authorised capital and securities issued and outstanding as at the end of the Issuer's second quarter ended November 30, 2006 compared to the company's previous quarter ended August 31, 2006:

Authorised capital: Unlimited common shares.

Issued and Outstanding	**November 30, 2006**	**August 31, 2006**
Common Shares	25,229,424	25,129,424
Share Purchase Warrants	12,145,434	12,720,434
Director/Employee/Consultant Options	2,274,769	2,274,769
Fully Diluted	**39,649,627**	**40,124,627**

Summary of common shares issued during the Issuer's second quarter ended November 30, 2006:

Type of Issue / Security Type	Issue Date / *Expiry Date* YY/MM/DD	Issue /*Exercise Price*	Total Securities Issued	Gross Proceeds	Minus(-) Cash Finders Fees	Minus (-) Cash Comm-ission	Net Proceeds
Property shares	06/10/06	$0.07	100,000	$Nil	$Nil	$Nil	$Nil
Total			**100,000**	**$NIL**	**$NIL**	**$NIL**	**$NIL**

The 100,000 property shares were issued to the Optionor of the Dedee Rhode and Dixie Bell Properties for reasons described in detail in section 2.A OPERATIONS, Dedee Rhode and Dixie Bell Property, above.

Summary of options granted during the Issuer's second quarter ended November 30, 2006:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
N/A	N/A	N/A	N/A	N/A	N/A
Total					**N/A**

Summary of options outstanding as at the end of the Issuer's second quarter ended November 30, 2006:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
January 18, 2002	January 18, 2007	$0.15	53,573	$8,036
June 5, 2002	June 5, 2007	$0.15	79,250	$11,887
October 2, 2003	October 2, 2008	$0.15	191,499	$28,725
February 15, 2005	February 15, 2010	$0.30	542,000	$162,600
October 10, 2005	October 10, 2010	$0.15	725,447	$108,817
February 14, 2006	February 14, 2011	$0.12	683,000	$81,960
Total			**2,274,769**	**$402,025**

During the Company's Annual General Meeting held on November 30, 2006 shareholders of the Company approved a 2006 rolling stock option plan proposed by management whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. During the Issuer's second quarter ended November 30, 2006 no options were exercised and none had expired.

Summary of warrants issued during the Issuer's second quarter ended November 30, 2006:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
N/A	N/A	N/A	N/A	N/A	N/A
Total					**N/A**

Summary of warrants outstanding at the end of the Issuer's second quarter ended November 30, 2006:

Type of Convertible Security	(c) Expiry Date	(b) Exercise Price/Share	(a) Number of Securities	Exercise Value $
Private Placement Warrants	Feb 11, 2007	$0.20	1,054,167	$210,833
Private Placement Warrants	Feb 11, 2007	$0.20	1,550,000	$310,000
Finders Shares - Warrants	Feb 11, 2007	$0.20	8,000	$1,600
Broker Warrants	Feb 11, 2007	$0.20	269,167	$53,833
Finders Warrants	Aug 7, 2007	$0.15	428,100	$64,215
Private Placement Warrants	Aug 7, 2007	$0.15	6,836,000	$1,025,400
Finders Warrants	Sept 9, 2007	$0.15	130,000	$19,500
Private Placement Warrants	Sept 9, 2007	$0.15	1,870,000	$280,500
			12,145,434	**$1,965,881**

(a)(b)(c) Each whole share purchase warrant stated in column four ((a) Number of Securities) permits the holder to purchase one further common share in the capital the Company at the price stated in column three ((b) Exercise Price/Share) expiring on the date stated in column two ((c) Expiry Date).

During the Issuer's second quarter ended November 30, 2006 a total of 575,000 share purchase warrants exercisable a price of $0.20 per share expired, unexercised. During the same period no share purchase warrants were exercised.

2. F ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

The table below is a summary of acquisition and abandonment (write-off) costs related to the Company's resource properties that were incurred by the Issuer during its second quarter ended November 30, 2006, (column 2) with comparative figures for acquisition and abandonment costs that the Issuer incurred during its previous five quarters (column 3, 4, 5, 6 and 7) and two fiscal years ended May 31, 2006 and May 31, 2005 (column 8 and 9).

Description	2nd Quarter 2007 06/09/01 to 06/11/30 Y/M/D	1st Quarter 2007 06/06/01 to 06/08/31 Y/M/D	4th Quarter 2006 06/03/01 to 06/05/31 Y/M/D	3rd Quarter 2006 05/12/01 to 06/02/28 Y/M/D	2nd Quarter 2006 05/09/01 to 05/11/30 Y/M/D	1st Quarter 2006 05/06/01 to 05/08/31 Y/M/D	Year Ended 2006 05/06/01 to 06/05/31 Y/M/D	Year Ended 2005 04/06/01 to 05/05/31 Y/M/D
Acquisition Costs	$Nil	$6,385	$20,000	$Nil	$Nil	$133,805	$153,805	$14,163
Abandonment (Write-Offs)	$Nil	$Nil	$173,805	$Nil	$Nil	$Nil	$173,805	$Nil

During the Company's second quarter ended November 30, 2006, the Issuer incurred a total of $nil in acquisition costs and $nil for abandonment costs.

During the Company's first quarter ended August 31, 2006, the Issuer incurred a total of $6,385 in acquisition costs in connection with the payment of $5,000 USD ($5,760 CDN) to the Vendor of the Swiss Bank Property for the Issuer's first property payment obligation to the Vendor of the Swiss Bank Property and recording $625 for acquisition costs relating the issuance of 6,250 common shares in the capital of the Company at a deemed price of $0.10 per share to the Vendor of the Dedee Rhode and Dixie Bell Properties in connection with the Company meeting its third anniversary cash and share payment obligations to the Vendor of the Property.

During the Issuer's fourth quarter 2006 the Company incurred $20,000 in acquisition costs which is related to the Optionor of the Dedee Rhode and Dixie Bell Property agreeing to accept 100,000 common shares in the capital of the company at a deemed price of $0.10 per share in lieu of $10,000 cash and accepting a payment schedule for an additional $10,000 in cash because the Company was not able to meet its third year cash and share payment obligations for a total of $20,000 and 6,250 shares due to the Optionor on May 5, 2006. During the Issuer's fourth quarter ended May 31, 2006 the Company incurred $173,805 in abandonment write-off costs in connection with management deciding to abandon the San Carlos Project due to poor assay results from its 2005 – 2006 drill program and the Company deciding to write-off the South African diamond property. The Issuer wrote a total of $167,500 in acquisition costs relating to the San Carlos Property and a total of $6,305 for the South African diamond prospect.

During the Issuer's first quarter ended August 31, 2005 the Company incurred a total of $133,805 in acquisition costs. The costs were related to the Issuer advancing a non-refundable cash deposit of $6,305 on certain diamond claims situated in South Africa which the Company had been in preliminary discussion to conclude an option agreement and by issuing a total of 850,000 common shares in the capital of the Company to the Optionor of the San Carlos Claims at a deemed price of $0.15 per share. 100,000 of these shares were issued in connection with the Issuer's first share payment obligation to the Optionor pursuant to the terms of the New San Carlos Agreement and 750,000 shares were also issued to the Optionor under the terms of the New San Carlos Agreement in connection with the Company's shortfall of approximately $100,000 for minimum required property expenditures that was required to be incurred over the Property not later than March 15, 2005 under the terms of the old San Carlos Agreement.

During the Company's year ended May 31, 2006, the Issuer incurred a total of $153,805 in acquisition costs in connection with share and cash issuances relating to its San Carlos, Dedee Rhode and Dixie Bell properties and the South African diamond prospect which has been discussed above. The Issuer also incurred $173,805 in abandonment costs relating the Company abandoning its interest in the San Carlos property and writing off the South Africa prospect during its fourth quarter and year ended May 31, 2006.

During the Company's fourth quarter and year ended May 31, 2005, the Issuer incurred $14,163 in acquisition costs. These costs were related to a cash payment of $10,000 and the issuance of 27,750 common shares in the capital of the Company at a deemed price of $0.15 per share to the Vendor of the Dedee Rhode and Dixie Bell properties in connection with the Issuer satisfying its second anniversary cash and share payment obligations to the Vendor of the Claims.

Please refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 and 2 - in our Management Prepared Unaudited Consolidated Financial Statements for the second quarter ended November 30, 2006 which are attached hereto for a detailed breakdown of all acquisition and abandonment costs incurred over the Company's properties.

2. G DEFERRED EXPLORATION EXPENDITURES

The table below is a summary of deferred exploration expenses incurred by the Company for work performed over its resource properties during the Issuer's second quarter ended November 30, 2006 (column 2) with comparative deferred exploration expense figures that the Company incurred during its previous five quarters (column 3, 4, 5, 6 and 7) and two previous fiscal years ended May 31, 2006 and May 31, 2005 (column 8 and 9).

Description	2nd Quarter 2007 06/09/01 to 06/11/30 Y/M/D	1st Quarter 2007 06/06/01 to 06/08/31 Y/M/D	4th Quarter 2006 06/03/01 to 06/05/31 Y/M/D	3rd Quarter 2006 05/12/01 to 06/02/28 Y/M/D	2nd Quarter 2006 05/09/01 to 05/11/30 Y/M/D	1st Quarter 2006 05/06/01 to 05/08/31 Y/M/D	Year Ended 2006 05/06/01 to 06/05/31 Y/M/D	Year Ended 2005 04/06/01 to 05/05/31 Y/M/D
Deferred Exploration Expenditures	$19,939	$25,021	$194,501	$478,977	$54,508	$45,579	$773,565	$409,974
Abandonment (Write-Offs)	$Nil	$14,033	$1,168,811	$Nil	$Nil	$Nil	$1,168,811	$Nil

During the Company's second quarter ended November 30, 2006 the Issuer incurred a total of $19,939 in deferred exploration expenditures over the Swiss Bank Property relating to consulting fees paid to our geologists ($9,065), site visits (travel) to the property ($1,367), a ground magnetic geophysical survey performed over the Property ($3,453), assays for rock and stream sediment samples taken from the property ($1,512), claim maintenance fees to keep the property in good standing with regulatory authorities ($2,746), management fees ($1,499) and office ($297). During the same period the Company incurred $nil in abandonment costs.

During the Company's first quarter ended August 31, 2006 the Issuer incurred $25,021 in deferred exploration expenditures. A total of $10,988 in exploration expenditures was incurred over the Swiss Bank Property in connection with claims maintenance fees ($2,501) to keep the property in good standing with regulatory authorities, for consulting fees ($7,950) relating to a field visit to the property by the Company's professional geologists and travel and office charges ($537). During this period the Issuer also incurred $14,033 in exploration expenditures in connection with expenditures that were incurred over the San Carlos Property during its fiscal year ended May 31, 2006 for drill core assay analysis ($6,920), professional geological consulting fees ($6,626) and $487 for office and field expenses. Invoices for theses charges were received by the Company from its suppliers subsequent to its year ended May 31, 2006 and were therefore posted to its books during the Company's first quarter of 2006. During the same period the Company wrote off a total of $14,033 in capitalized expenditures in connection with these exploration expenditures incurred over the San Carlos Property during its fiscal year ended May 31, 2006. The Company wrote these costs off because it terminated the San Carlos Option Agreement with the Optionor of the property and wrote off $1,168,811 in exploration expenditures relating to the San Carlos Property as at its year ended May 31, 2006.

During the Issuer's fourth quarter ended May 31, 2006 the Company incurred $194,501 in deferred exploration expenditures which was mainly due to communication costs ($6,565), geological consulting charges ($39,157), drilling costs ($39,598), equipment rental ($5,585), field expenditures ($26,374), helicopter services ($55,415) and local labor charges ($16,364) that were incurred in connection with the San

Carlos Project drill program. During the same period Company wrote off a total of $1,168,811 in deferred exploration costs relating to exploration expenditures that were incurred over the San Carlos Property. The Company wrote these costs off due to poor assay results that were received by the Company for core samples from the San Carlos Property that were analysed by Acme Laboratories in Vancouver, Canada. The Company terminated its option agreement with the Optionor of the property effective July 25, 2006.

During the Issuer's third quarter ended February 28, 2006 the Company incurred $478,977 in deferred exploration expenditures mainly due to the Issuer recording $117,365 for consulting fees, $115,192 for drilling expenditures and $136,575 for helicopter services in connection with the Issuer's 2005 - 2006 drill program over its San Carlos Property and $59,532 for property taxes also related to the San Carlos Property.

During the Issuer's second quarter ended November 30, 2005 the Company incurred $54,508 in deferred exploration expenditures due to the Issuer recording $22,547 for professional geological consulting fees, $13,352 for camp supplies, $5,515 for camp operations, $4,718 for equipment rental, $2,221 for field travel, $1,281 for contractors, $750 for communication equipment, $241 for office and accounting and $261 for management fees in connection with exploration expenditures incurred over the San Carlos Property during the Issuer's 2005 drill program and $3,622 for staking and taxes also relating to the San Carlos Claims.

During the Issuer's first quarter ended August 31, 2005 the Company incurred $45,579 in deferred exploration expenditures relating to claim maintenance ($12,036), professional geological consulting fees ($6,136), management fees ($2,580) and for the payment of property taxes for the San Carlos Claims for the second semester of 2005 ($24,827).

During the Company's year ended May 31, 2006 the Issuer incurred $773,565 in deferred exploration expenditures in connection with mapping, line cutting, ground geophysical surveys and a 950 metre drill program performed over the San Carlos Property during the Issuer's fiscal year of 2006. During the same period the Issuer wrote off a total of $1,168,811 in deferred exploration costs relating to exploration expenditures incurred over the San Carlos Property in fiscal 2006. The Company wrote off these exploration expenditures due to poor drill results which has been discussed above.

During the Company's year ended May 31, 2005 the Issuer incurred $409,974 in deferred exploration expenditures on its properties which was related to work performed over the San Carlos Property ($395, 246) and for professional geological consulting fees ($4,308) and staking costs ($10,420) relating to the Dedee Rhode and Dixie Bell Claims.

Please refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 and 2 - in our Management Prepared Unaudited Consolidated Financial Statements for the second quarter ended November 30, 2006 which are attached hereto for a detailed breakdown of all deferred exploration expenditures incurred over the Company's properties.

3. TRANSACTIONS WITH RELATED PARTIES

The table below is a summary of transactions with related parties incurred by the Company during the Issuer's second quarter ended November 30, 2006, (column 2) with comparative figures for the previous five quarters (column 3, 4, 5, 6, and 7).

Description	2nd Quarter 2007 06/09/01 to 06/11/30 YY/MM/DD	1st Quarter 2007 06/06/01 to 06/08/31 YY/MM/DD	4th Quarter 2006 06/03/01 to 06/05/31 YY/MM/DD	3rd Quarter 2006 05/12/01 to 06/02/28 YY/MM/DD	2nd Quarter 2006 05/09/01 to 05/11/30 YY/MM/DD	1st Quarter 2006 05/06/01 to 05/08/31 YY/MM/DD
Remuneration paid to a shareholder, director and president of the Company	$60,000	$30,000	$30,000	$30,000	$30,000	$15,000
Remuneration paid to other directors of the Company	$Nil	$Nil	$Nil	$1,500	$Nil	$Nil
Funds due to a director included in accounts payable and accrued liabilities	$42,665	$22,630	$9,532	($4,921)	$38,704	$8,890

4. INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending certain industry related trade and convention conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

During the Issuer's second quarter ended November 30, 2006, Investor Relations activities undertaken by the Company consisted of revisions and updates to our web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements with a prominent business TV show.

5. TRANSACTIONS REQUIRING REGULATORY APPROVAL

As at the end of the Issuer's second quarter ended November 30, 2006 there was one transaction outstanding that required TSX Venture Exchange acceptance relating to the Issuer's 2006 rolling stock option plan which was approved by shareholders of the Company at its Annual General Meeting held on November 30, 2006 (discussed in section 2.E above).

6. MANAGEMENT CHANGES

During the Issuer's second quarter ended November 30, 2006 the Company did not incur any management changes.

Below is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage.

commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries Ltd.** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the University of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Ph.D., P.Eng., Dr. George W. Poling agreed to join the Company's management team to act as an advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

Directors and Officers

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.).

7. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to the end of its second quarter ended November 30, 2006 and to the date of this report, January 9, 2007 (the "post quarter review period"):

7. A OPERATIONS

SWISS BANK PROPERTY
Nevada, USA

During the post quarter review period management had been in consultation with its geologists and the vendor of the Property making plans for its intended 5,000 metre 2007 drill program (discussed in 2 A. above) over the Swiss Bank Property. Management anticipates that details of the drill program will be released to our shareholders and the investment community sometime in early 2007. As also discussed in section 2 A. above, the drill program is subject to the Issuer completing its $1,000,000 financing discussed in section 7.G below.

7. B FINANCIAL INFORMATION

During the post quarter review period the Issuer did not issue any common shares in the capital of the company from treasury.

During the post quarter review period the Company did not grant stock options and none were exercised or had expired.

During the post quarter review period the Company did not issue any warrants and none were exercised or had expired.

During the post quarter review period, the Company obtained an additional loan totaling $21,500 from a lender on similar terms as the existing loans described in section 2.B (i) above. Finance fees incurred by the Company during the post quarter review period totaled $23,000 which included $13,500 for a $35,500 loan advanced to the Company during its second quarter ended November 30, 2006 and $9,500 in respect to the new loan. The new loan includes a requirement for the Company to repay loan principal of $15,000 for every $100,000 raised in future private placements.

7. C ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

During the post quarter review period the Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties.

7. D MANAGEMENT CHANGES

The Issuer did not incur any management changes during its post quarter review period.

7. E INVESTOR RELATIONS

During the post quarter review period Investor Relations activities undertaken by the Company consisted of continued structural changes and updates to our web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements with a prominent Canadian business TV show.

7. F TRANSACTIONS REQUIRING REGULATORY APPROVAL

During the post quarter review period there was one transaction that required TXS Venture Exchange approval which related to acceptance by the Exchange for the Issuer's 2006 rolling stock option plan that was approved by its shareholders at the Company's Annual General Meeting held on November 30, 2006 (discussed in section 2 E. above).

7. G FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the post quarter review period the Issuer announced that it would conduct a non-brokered private placement of up to 18,181,818 common shares at a price of $0.055 per share for gross proceeds of up to $1,000,000. The private placement will be subject to a four (4) month hold from closing and completion is subject to receipt of applicable regulatory approvals.

Finders fees may be paid on a portion of the offering and will consist of 8% in cash and, in the case of registered investment dealers, Agent's Warrant's equal to 8% of the number of common shares placed, each Agent's Warrant exercisable into a common share at $0.20 for 12 months from closing.

Proceeds from the private placement will be used to finance HAWKEYE's drill program over its Swiss Bank gold and silver property located in Nevada, USA, payables and general working capital.

The Company has had a positive response to the financing and if everything proceeds as anticipated management expects to close this private placement before the end of January 2007.

8. LIQUIDITY AND CAPITAL RESOURCES

As discussed above, the Company has experienced a loss of $326,415 for the 6 months ended November 30, 2006 (2005 - $307,199) and, as at November 30, 2006 has a deficit of $9,518,212 (May 31, 2006 - $9,191,797) and a working capital surplus (deficiency) of ($547,734) (May 31, 2006 – ($201,194)). The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations through the issuance of equity via private and public non-brokered and brokered financing opportunities.

9. RISK AND OPPORTUNITIES

The following is a discussion of risk and uncertainties that the Company is subject to which are unavoidable and are inherent to the industry. Although we have done our best to state risks that we feel the Company is currently susceptible, additional risks that are not presently known to the Company may impact the Issuer's financial results in the future.

Industry

HAWKEYE is engaged in the exploration of mineral properties which is an inherently risky business. There is no assurance that the Company will ever discover an economically viable mineral deposit on any of its properties. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Gold and Metal Prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other minerals that the Company is exploring for, also have the same or similar price risk factors. These elements can have significant impacts on the industry, the Issuer's stock price which in turn can have an impact on the management's ability to raise future capital to finance the Issuers operations and work programs over its properties.

Exchange Rate Fluctuations

Fluctuation in currency exchange rates, principally the Canadian/US dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. All of the Company's upcoming exploration expenses in Nevada, USA will be denominated in US dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

HAWKEYE's exploration and development activities are subject to extensive laws and regulations governing environment protection. Although the Company closely follows and believes it is operating in compliance with all applicable environment regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply could result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and Regulations

HAWKEYE's exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors and contractors to ensure compliance with current laws.

Title to Properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects and native land claim issues.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on Management

The Company strongly depends on the business and technical experts of its management and there is little possibility that this dependence will decrease in the near term.

10. ISSUED AND OUTSTANDING

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report January 9, 2007:

Issued and Outstanding	**January 9 , 2007**
Common Shares	25,229,424
Share Purchase Warrants	12,145,434
Director/Employee/Consultant Options	2,274,769
Fully Diluted	**39,649,627**

Summary of warrants outstanding at the end of the Issuer's post quarter review period ended January 9, 2007:

Type of Convertible Security	[c] **Expiry Date**	[b] **Exercise Price/Share**	[a] **Number of Securities**	**Exercise Value $**
Private Placement Warrants	Feb 11, 2007	$0.20	1,054,167	$210,833
Private Placement Warrants	Feb 11, 2007	$0.20	1,550,000	$310,000
Finders Shares - Warrants	Feb 11, 2007	$0.20	8,000	$1,600
Broker Warrants	Feb 11, 2007	$0.20	269,167	$53,833
Finders Warrants	Aug 7, 2007	$0.15	428,100	$64,215
Private Placement Warrants	Aug 7, 2007	$0.15	6,836,000	$1,025,400
Finders Warrants	Sept 9, 2007	$0.15	130,000	$19,500
Private Placement Warrants	Sept 9, 2007	$0.15	1,870,000	$280,500
			12,145,434	**$1,965,881**

Summary of options outstanding at the end of the Issuer's post quarter review period ended January 9, 2007:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
January 18, 2002	January 18, 2007	$0.15	53,573	$8,036
June 5, 2002	June 5, 2007	$0.15	79,250	$11,887
October 2, 2003	October 2, 2008	$0.15	191,499	$28,725
February 15, 2005	February 15, 2010	$0.30	542,000	$162,600
October 10, 2005	October 10, 2010	$0.15	725,447	$108,817
February 14, 2006	February 14, 2011	$0.12	683,000	$81,960
Total			**2,274,769**	**$402,025**

11. OUTLOOK

As discussed above, the Company's focus is on the Swiss Bank Property which was acquired during Issuer's first quarter of 2006. The Property is an interesting epithermal style gold and silver prospect located approximately ten kilometres northwest of Lovelock in the state of Nevada, USA. Our short term goals over the next few months are to:

1. Complete the $1,000,000 non-brokered financing discussed in section 7 G. above;

2. Upon closing of this private placement commence the intended 15 to 20 hole drill program consisting of approximately 5,000 metres over the Swiss Bank Property;

3. Commence early stage exploration over our Dedee Rhode and Dixie Bell Claims in Red Lake, Ontario, Canada; and

4. Acquire another gold property either in Mexico, USA or Canada.

We would like to take this opportunity again to thank our valued friends and shareholders, professionals, geologists and brokerages who have faithfully supported and financed us in the past and to let you know that we appreciate and look forward to your continued support and to also point out that the Company has made significant strides placing HAWKEYE on solid footing for future financings and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free: 1-800-665-3624 (North America)
Vancouver (604) 878-1339
Facsimile: (604) 688-3402
E-mail: hko@hawkeyegold.com
Web Site: www.hawkeyegold.com

Management has assessed the effectiveness of the Company's disclosure controls and procedures used for the financial statements and MD&A as at January 9, 2007. Management has concluded that the disclosure controls are effective in ensuring that all material information required to be filed has been made known to them in a timely manner. The required information was effectively recorded, processed, summarized and reported within the time period necessary to prepare the interim filings. The disclosure controls and procedures are effective in ensuring that information required to be disclosed pursuant to applicable securities laws are accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD & DIAMOND INC.

Greg Neeld
President & C.E.O.

DATED: January 9, 2007

NOTES

NOTES

HAWKEYE

GOLD & DIAMOND INC.

"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE – HKO